LA ROSA HOLDINGS CORP.

1420 Celebration Blvd., 2nd Floor

Celebration, FL 34747

(321) 250-1799

December 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Isabel Rivera, Staff Attorney

Re:	La Rosa Holdings Corp. (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-283102

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 17, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 4:05 p.m., Eastern Time, on Thursday, December 19, 2024, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this matter, please do not hesitate to contact our counsel, Sichenzia Ross Ference Carmel LLP, by calling Ms. Anna Chaykina at (347) 304-8598.

If you have any questions regarding this matter, please do not hesitate to contact Anna Chaykina at the number above.

Very truly yours,

LA ROSA HOLDINGS CORP.

By:	/s/ Joseph La Rosa
Joseph La Rosa
Chief Executive Officer